04045500

RECEIVED
2004 OCT 18 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

October 12, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated October 12, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon Purcell

Sharon N. Purcell

Encl

dw 10/19

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

17251330

News

SCHWARZ PHARMA

File No.: 82-4406

	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49-2173-48-1866	Alfred-Nobel-Strasse 10
Fax:	+49-2173-48-1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

October 12, 2004

Positive Trial Results for Rotigotine Patch 'Neupro' in Advanced Parkinson's Disease

Phase III trial with *Neupro*™ reports statistically significant and clinically relevant reduction in 'off' time. 99% of patients continue in the open-label extension trial.

SCHWARZ PHARMA announced today that the response of patients with advanced stage of Parkinson's disease treated with *Neupro*™ (rotigotine transdermal system) as adjunctive therapy showed statistically significant and clinically relevant reduction in 'off' time without an increase in undesirable dyskinesias. Results of the study showed, that both primary endpoints for the U.S. and Europe were achieved and the product appeared to be well tolerated. 99% of patients who completed the trial continued on *Neupro*™ in an open-label extension trial.

In this U.S. phase III trial 351 patients with advanced stage idiopathic Parkinson's disease were randomized. This double-blind, placebo controlled trial had a 5-week titration phase and a 24-week maintenance phase. *Neupro*™ was added to stable levodopa treatment. The primary parameters were change from baseline in the absolute 'off' time and response rate. Response was defined as a decrease in absolute 'off' time from baseline by at least 30%. The most common adverse events associated with the use of rotigotine transdermal system are application site reactions, somnolence, nausea and dizziness. These were not unexpected and are commonly seen with dopamine agonists and transdermal delivery systems.

"This trial demonstrates that 'Neupro' in adjunctive therapy with patients with advanced stage Parkinson's disease can be efficacious, tolerable and safe," said

Iris Loew-Friedrich, MD, PhD, Member of the Executive Board SCHWARZ PHARMA AG. "We are encouraged by the good news from our Parkinson's programs. End of September we submitted a NDA and a MAA for Neupro to treat patients in early stages of Parkinson's disease."

The European phase III trial with *Neupro*™ as adjunctive therapy in patients with advanced stage Parkinson's disease started in the second quarter of 2004. 470 patients are planned for this double-blind, placebo and active comparator controlled trial. Results are expected early 2006.

Parkinson's disease is a disorder of the central nervous system. The patients - roughly four million worldwide - suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the coordination of movement. As a result of this shortage, patients are no longer able to control their movements reliably. Dopamine agonists attempt to compensate for this lack of dopamine.

SCHWARZ PHARMA develops innovative drugs with focus on neurology and urology. There are currently seven projects in clinical development. Also in the last stage of development, phase III are harkoseride to treat epilepsy and neuropathic pain and fesoterodine for the treatment of urinary incontinence. Rotigotine transdermal system is also being studied in Restless Legs Syndrome (RLS).

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Hörstke, Tel.: +49 2173 48 2329